UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CONVERGENCE ETHANOL, INC.
(formerly, MEMS USA, Inc.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21248E107
(CUSIP Number)

James A. Latty
5701 Lindero Canyon Road, Bldg. 2-100
Westlake Village, CA 91362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 21248E107

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James A. Latty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [__]
(b) [__]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,580,268
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10	SHARED DISPOSITIVE POWER

2,580,268

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,580,268 as of February 18, 2004.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3% as of February 18, 2004.

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 21248E107

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Cathy Latty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [__]
(b) [__]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,580,268
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10	SHARED DISPOSITIVE POWER

2,580,268

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,580,268 as of February 18, 2004.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3% as of February 18, 2004.

14	TYPE OF REPORTING PERSON

IN

Item 1.    Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Convergence Ethanol, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 5701 Lindero Canyon Road, Bldg. 2-100, Westlake Village, CA 91362.

Item 2.    Identity and Background.

(a)    This Schedule 13D is being filed on behalf of James A. Latty and his wife Cathy Latty.

(b)    The principal business address for Mr. Latty is, 5701 Lindero Canyon Road, Bldg. 2-100, Westlake Village, CA 91362.

 Mrs. Latty is not employed.

(c)    Mr. Latty is the President, Chief Executive Officer and Chairman of the Board of Convergence Ethanol, Inc., located at 5701 Lindero Canyon Road, Bldg. 2-100, Westlake Village, CA 91362.

 Mrs. Latty is not employed.

(d)    During the past five years, no Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)    During the past five years, no Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Persons are United States citizens.

Item 3.    Source and Amount of Funds and Other Consideration.

In February 2004, the Company acquired one hundred percent of the common stock of MEMS USA, Inc., a California corporation, pursuant to a “Merger Agreement and Plan of Reorganization” (“Merger Agreement”) which the Company disclosed pursuant to a Form 8-K filed with the Securities and Exchange Commission on February 25, 2004. Pursuant to the Merger Agreement, Mr. and Mrs. Latty received a total of 2,580,268 shares of common stock of the Company.

Item 4.    Purpose of Transaction.

Mr. and Mrs. Latty did not acquire the common stock for the purpose of acquiring control of Issuer. As of the acquisition date, Mr. and Mrs. Latty had no present intention to pursue plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.    Interest in Securities of the Company.

(a)    As of February 2004, Mr. and Mrs. Latty owned a total of 2,580,268 shares of the Company common stock, representing approximately 19.3% of all issued and outstanding shares at that time.

(b)    Mr. and Mrs. Latty have shared voting power and shared power to dispose of the common stock.

(c)    Mr. and Mrs. Latty have not engaged in any transactions involving the Company during the past 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock owned by Mr. and Mrs. Latty.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.    Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2006
/s/ Cathy Latty Cathy Latty, an individual

/s/ James A. Latty James A. Latty, an individual